ASX ANNOUNCEMENT
(ASX: WPL)

TUESDAY, 23 JANUARY 2007
10:45AM (AWDT)

WOODSIDE

MEDIA
ROB MILLH[redacted]
W[redacted]
E

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

KENYA BLOCK L-5
POMBOO-1 DRILLING RESULT

Woodside Petroleum Ltd. reports that the Pomboo-1 exploration well in Block L-5 of the offshore Lamu Basin in Kenya has reached a total depth of 4,887 metres.

After running a full suite of logging tools, Woodside has confirmed the absence of hydrocarbons in the primary target zone between 4,685 metres and total depth. The well encountered in excess of 200 metres of moderate to good quality reservoir sandstones.

The well is about 350km north-east of Mombasa in 2,200 metres of water. The drillship, "Chikyu", is preparing to plug and abandon the well.

All reported depths (except water depth) are referenced to the rig rotary table.

The joint venturers are: Woodside Energy (Kenya) Pty Ltd 30% and operator; Repsol Exploracion S.A. 20%; Global Petroleum Ltd 20% and Dana Petroleum (E&P) Ltd 30%.

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ASX ANNOUNCEMENT
(ASX: WPL)

FRIDAY, 19 JANUARY 2007
7:45AM (AWDT)

MEDIA
PETER KERMODE
W: + 61 8 9348 4135
M: + 61 411 209 459
E: peter.kermode@woodside.com.au

WOODSIDE

INVESTORS
MIKE LYNN
W: + 61 8 9348 4283
M: + 61 439 691 592
E: mike.lynn@woodside.com.au

NORTH WEST SHELF VENTURE AND KOGAS EXTEND LNG AGREEMENT

The North West Shelf Venture participants and Korea Gas Corporation have signed an LNG sale and purchase agreement for the ongoing supply of liquefied natural gas from Australia's largest resources project.

In a deal starting in April 2009, the North West Shelf Venture will supply Kogas with up to 0.5 million tonnes a year of LNG for seven years on a delivered basis.

Kogas is an important customer of the North West Shelf having signed a contract in 2003 that ends in March 2010. This sale and purchase agreement amends and extends the initial contract.

The six equal participants in the North West Shelf Venture are: Woodside Energy Ltd. (16.67% and operator); BHP Billiton Petroleum (North West Shelf) Pty Ltd (16.67%); BP Developments Australia Pty Ltd (16.67%); Chevron Australia Pty Ltd (16.67%); Japan Australia LNG (MIMI) Pty Ltd (16.67%); and Shell Development (Australia) Proprietary Limited (16.67%).

CNOOC NWS Private Limited is also a member of the North West Shelf Venture but is not a party to this agreement.